June 2, 2006
Angela Connell, Senior Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549
Re:	Wells Fargo & Company Form 10-K for the Year Ended December 31, 2004 Response filed on March 12, 2006 File No. 001-02979
Dear Ms. Connell:
In response to the Commission staff’s comments contained in your letter dated May 19, 2006, to Wells Fargo & Company (“Wells Fargo” or the “Company”), we submit the following information.
SEC Request
1.	We note your response to the second comment included in our March 2, 2006, letter, and the last risk factor on page 28 of your Form 10-Q for the fiscal quarter ended March 31, 2006, regarding the possibility of regulatory violations and OFAC penalties. Please expand this risk factor in future filings to address your 2003 and 2005 settlements with OFAC.
Wells Fargo Response
In future filings, we will revise the risk factor regarding the possibility of regulatory violations and OFAC penalties as set forth below:
We may incur fines, penalties and other negative consequences from regulatory violations, possibly even inadvertent or unintentional violations.
We maintain systems and procedures designed to ensure that we comply with applicable laws and regulations. However, some

Angela Connell, Senior Accountant
June 2, 2006

legal/regulatory frameworks provide for the imposition of fines or penalties for noncompliance even though the noncompliance was inadvertent or unintentional and even though there was in place at the time systems and procedures designed to ensure compliance. For example, we are subject to regulations issued by the Office of Foreign Assets Control (OFAC) that prohibit financial institutions from participating in the transfer of property belonging to the governments of certain foreign countries and designated nationals of those countries. OFAC may impose penalties for inadvertent or unintentional violations even if reasonable processes are in place to prevent the violations. Therefore, the establishment and maintenance of systems and procedures reasonably designed to ensure compliance cannot guarantee that we will be able to avoid a fine or penalty for noncompliance. For example, in April 2003 and January 2005 OFAC reported settlements with Wells Fargo Bank, N.A. in amounts of $5,500 and $42,833, respectively. These settlements related to transactions involving inadvertent acts or human error alleged to have violated OFAC regulations. There may be other negative consequences resulting from a finding of noncompliance, including restrictions on certain activities. Such a finding may also damage our reputation (see “Negative publicity could damage our reputation” under “Risk Factors” in our 2005 Form 10-K) and could restrict the ability of institutional investment managers to invest in our securities.

Questions concerning the information set forth in this letter may be directed to Richard D. Levy, Senior Vice President and Controller, at (415) 222-3119 or me at (415) 396-4638.
Very truly yours,

/s/ HOWARD I. ATKINS
Howard I. Atkins
Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer)
cc: Rebekah Moore